Lizhan Environmental Files Amendment to its 2011 Form 20-F to Cure Deficiency Notice from Nasdaq
Nasdaq notifies Lizhan it is in Compliance Based on Its Form 20-F Filing on April 23, 2012

ZHEJIANG, CHINA – April 24, 2012 - Lizhan Environmental Corporation ("Lizhan" or the "Company") (Nasdaq: LZEN - News), one of China's leading manufacturers of eco-friendly fabrics made from patented technologies, announced today that on April 18, 2012, the Company received a deficiency letter from NASDAQ stating that Lizhan’s 2011 Form 20-F did not contain management’s assessment of the Company’s financial controls and reporting for the twelve months ended September 30, 2011. Lizhan cured this deficiency by filing an amendment to its 2011 Form 20-F with the U.S. Securities and Exchange Commission on Monday, April 23rd, 2012.

In the original Form 20-F for the fiscal year ended September 30,2011 filed on April 12, 2012 Lizhan did not include management’s assessment regarding internal controls over financial reporting. This deficiency was addressed in the Company’s Form 20-F/A filed on April 23rd, 2012 in which the Company included management’s report on internal control over financial reporting and its assessment that the Company’s internal control over financial reporting was effective.

Please refer to Item 15(b) of the Company’s Form 20-F/A filed on April 23rd, 2012 for management’s report on internal controls over financial reporting. A copy of the filing can be found on the Company’s investor relations website or through the following link:

http://www.sec.gov/Archives/edgar/data/1489784/000129281412001040/0001292814-12-001040-index.htm

On April 23, 2012, NASDAQ notified the Company that based on the April 23, 2012 filing of the Company’s Form 20-F for the period ended September 30, 2011, Lizhan was in compliance with the periodic filing requirement under Listing Rule 5250(c)(1).

About Lizhan Environmental Corporation

Lizhan Environmental Corporation is one of China's leading manufacturers of eco-friendly fabrics whose products are developed with patented technology that regenerates collagen fiber from leftover cuttings, pieces and trimmings of genuine leather. The Company's products are mainly used in furniture, garments and other consumer applications. For more information about Lizhan Environmental Corporation, please visit www.lzencorp.com.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on 20F, as amended. Some of risks inherent in an investment in our company include, but are not limited to, our limited operation history, our need to maintain sufficient levels of liquidity and working capitals, the potential need to reduce our expansion plans, price inflation in the PRC, difficulties in developing and selling our new Colgre Products, seasonal patterns in our business, protection of our intellectual property and the risk of infringing the intellectual property of others, customer decisions to discontinue purchasing our products, and restrictions imposed by Chinese regulations, including every policies.  All information provided in this press release is as of March 30, 2012. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Contacts:

Company:

Lizhan Environmental Corporation

Eileen Liu, Investor Relations Manager

Email:       ir@lezncorp.com

Phone:    +011-86-573-8862-268

Investor Relations:

MZ North America

Ted Haberfield, President

Email:       thaberfield@mzgroup.us

Phone:    +1-760-755-2716